[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

September 23, 2016	91322.00015

VIA EDGAR

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Global Investment Solutions — M.A.D.E. Portfolio, 2016

(the “Fund”) (File No. 333-213215)

Dear Mr. Parachkevov:

On behalf of Morgan Stanley Smith Barney LLC (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated September 16, 2016, with respect to the above-referenced Fund. The Fund consists of one underlying unit investment trust portfolio, Morgan Stanley Global Investment Solutions — M.A.D.E. Portfolio, 2016 (the “Portfolio”).

The Registrant’s responses to your comments are reflected below. Corresponding revisions to the Fund’s registration statement will be reflected in the Fund’s pricing amendment, which is currently anticipated to be filed on or about September 29, 2016. Capitalized terms have the same meanings as in the Fund’s registration statement, unless otherwise indicated.

Prospectus

Investment Summary — Investment Concept and Selection Process — page 2

1. The disclosure states that the Fund will invest “across more than a dozen industries that [Research believes] are favorably exposed to growth opportunities in the execution of a shared, electric and autonomous ecosystem or are favorably positioned to the adjacent data and content opportunities created by the additional time afforded to consumers who are spending less time driving vehicles.” Please explain, in plain English, what factors the Sponsor considers when categorizing companies as “favorably exposed” to the M.A.D.E. ecosystem and “favorably positioned” to adjacent opportunities. Please provide more details about the nature of such “adjacent data and content opportunities.”

Response: The disclosure has been revised in accordance with the above comment.

2. The disclosure states that the Fund’s portfolio “may invest significantly in a number of sectors.” Please identify the sectors in this section (in addition to the Risks Factors section).

Response: The disclosure has been revised to reflect any anticipated sector concentrations attributable to the Portfolio.

Example — page 4

3. The disclosure explains that a shareholder’s returns and expenses will vary, “potentially naturally.” Please explain the meaning of this phrase.

Response: The above referenced disclosure has been corrected to appear as follows: “Your actual returns and expenses will vary, potentially materially.”

Risk Factors — page 17

4. Please disclose the specific risks of the M.A.D.E. ecosystem and the related businesses instead of including generic disclosures regarding consumer products, financial, industrial and information technology companies.

Response: The “Risk Factors” section has been updated to include disclosure specifically describing the risks of investing in the stocks of companies in the M.A.D.E. category.

5. The Investment Summary section states that the Fund’s portfolio will “primarily consist of large capitalization stocks.” The Risk Factors section, however, explains that the Fund may invest “significantly” in mid-cap issuers. Please reconcile the statement in the strategy section with the disclosure in the risks section and include a description of the applicable capitalization ranges. Furthermore, the upper end of the capitalization range spectrum for what the Sponsor considers “mid-cap” ($28.7 billion) exceeds most commonplace definitions. Please include a more appropriate capitalization range or provide examples that justify the Fund’s definition.

Response: The relevant disclosure in the “Investment Summary” and “Risk Factors” sections has been revised in accordance with the above comment.

General Comments

6. In your response letter, please provide a status update regarding the exemptive application you have filed with the Staff.

Response: The Sponsor does not currently have an exemptive application on file with the Staff.

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Thursday, September 29, 2016. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures

2